UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Life Time Group Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

53190C102
(CUSIP Number)

Bradford Berenson
TPG Inc.
301 Commerce Street, Suite 3300
Fort Worth, TX 76102
(817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 11 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53190C102	SCHEDULE 13D	Page 2 of 11

1	NAMES OF REPORTING PERSONS TPG GP A, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 39,494,730 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 39,494,730 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,494,730 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*	The calculation is based on 205,051,970 shares of Common Stock (as defined below) outstanding as of the closing of the August 2024 Registered Offering (as defined below), as reported in the Prospectus Supplement filed by the Issuer (as defined below) with the Securities and Exchange Commission (the “Commission”) on August 13, 2024.

CUSIP No. 53190C102	SCHEDULE 13D	Page 3 of 11

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 39,494,730 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 39,494,730 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,494,730 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on 205,051,970 shares of Common Stock outstanding as of the closing of the August 2024 Registered Offering, as reported in the Prospectus Supplement filed by the Issuer with the Commission on August 13, 2024.

CUSIP No. 53190C102	SCHEDULE 13D	Page 4 of 11

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 39,494,730 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 39,494,730 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,494,730 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on 205,051,970 shares of Common Stock outstanding as of the closing of the August 2024 Registered Offering, as reported in the Prospectus Supplement filed by the Issuer with the Commission on August 13, 2024.

CUSIP No. 53190C102	SCHEDULE 13D	Page 5 of 11

1	NAMES OF REPORTING PERSONS Jon Winkelried
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 39,494,730 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 39,494,730 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,494,730 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on 205,051,970 shares of Common Stock outstanding as of the closing of the August 2024 Registered Offering, as reported in the Prospectus Supplement filed by the Issuer with the Commission on August 13, 2024.

CUSIP No. 53190C102	SCHEDULE 13D	Page 6 of 11

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on October 22, 2021, as amended and supplemented by Amendment No. 1 filed on January 18, 2022 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

“TPG GP A is the managing member of each of (i) TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, and (ii) Alabama Investments (Parallel) GP, LLC, a Delaware limited liability company, which is the general partner of each of (a) Alabama Investments (Parallel), LP, a Delaware limited partnership, (b) Alabama Investments (Parallel) Founder A, LP, a Delaware limited partnership, and (c) Alabama Investments (Parallel) Founder G, LP, a Delaware limited partnership, which, collectively with TPG Group Holdings (SBS), L.P., Alabama Investments (Parallel), LP and Alabama Investments (Parallel) Founder A, LP, holds 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation, which is the managing member of TPG GPCo, LLC, a Delaware limited liability company, which is the sole member TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group II, L.P., a Delaware limited partnership, which is the sole member of each of (i) TPG Holdings III-A, LLC, a Cayman Islands limited liability company, and (ii) TPG Holdings I-A, LLC, a Delaware limited liability company. TPG Holdings III-A, LLC is the general partner of TPG Holdings III-A, L.P., a Cayman Islands limited partnership, which is the general partner of TPG Operating Group III, L.P., a Delaware limited partnership, which is the sole member of each of (i) TPG VII Magni GenPar Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG VII Magni GenPar, L.P., a Delaware limited partnership, which is the general partner of TPG VII Magni SPV, L.P., a Delaware limited partnership, which directly holds 34,514,923 shares of Common Stock, and (ii) TPG Lonestar GenPar I Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Lonestar GenPar I, L.P., a Delaware limited partnership, which is the general partner of TPG Lonestar I, L.P., a Delaware limited partnership, which directly holds 239,670 shares of Common Stock. TPG Holdings I-A, LLC is the general partner of TPG Operating Group I, L.P, a Delaware limited partnership, which is the sole member of TPG GenPar VII Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG GenPar VII, L.P., a Delaware limited partnership, which is the sole member of TPG VII SPV GP, LLC, a Delaware limited liability company, which is the general partner of TPG VII Magni Co-Invest, L.P., a Delaware limited partnership (together with TPG VII Magni SPV, L.P. and TPG Lonestar I, L.P., the “TPG Funds”), which directly holds 4,740,137 shares of Common Stock.”

Item 4. Purpose of Transaction.

This Amendment amends and restates the final two paragraphs of Item 4 of the Original Schedule 13D in their entirety as set forth below:

“August 2024 Registered Offering

On August 12, 2024, the TPG Funds entered into an underwriting agreement (the “August 2024 Underwriting Agreement”) with the Issuer, the other selling stockholders named in Schedule I thereto (such selling stockholders, together with the TPG Funds, the “August 2024 Selling Stockholders”) and Morgan Stanley & Co. LLC and BofA Securities, Inc., as representatives of the several underwriters listed in Schedule II thereto (the “August 2024 Underwriters”), pursuant to which the TPG Funds agreed to sell 3,575,000 shares of Common Stock (inclusive of the August 2024 Underwriters’ option to purchase additional shares of Common Stock from the August 2024 Selling Stockholders) at a price of $20.88 per share (the “August 2024 Registered Offering”). The August 2024 Registered Offering closed on August 14, 2024.

CUSIP No. 53190C102	SCHEDULE 13D	Page 7 of 11

August 2024 Lock-Up Agreement

In connection with the August 2024 Registered Offering, the August 2024 Selling Stockholders, including each TPG Fund, agreed with the August 2024 Underwriters, pursuant to a lock-up agreement (each, an “August 2024 Lock-Up Agreement”), that they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any other securities so owned convertible or exercisable or exchangeable for shares of Common Stock (other than as contemplated by the August 2024 Underwriting Agreement or pursuant to certain other exceptions), without the prior written consent of the August 2024 Underwriters, for a period of 90 days after the date of the August 2024 Underwriting Agreement.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

Reference to and description of the Lock-Up Agreement, Stockholders Agreement, August 2024 Underwriting Agreement and August 2024 Lock-Up Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Lock-Up Agreement, Stockholders Agreement, August 2024 Underwriting Agreement and form of August 2024 Lock-Up Agreement, which are filed as exhibits hereto and are incorporated by reference herein.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(a)-(b) The following sentence is based on 205,051,970 shares of Common Stock outstanding as of the closing of the August 2024 Registered Offering, as reported in the Prospectus Supplement filed by the Issuer with the Commission on August 13, 2024. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 39,494,730 shares of Common Stock, which constitutes approximately 19.3% of the outstanding shares of Common Stock.”

Item 7. Material to be Filed as Exhibits.

This Amendment amends and supplements Item 7 of the Original Schedule 13D by adding the following:

“4.	Underwriting Agreement, dated August 12, 2024 by and among Life Time Group Holdings, Inc., the selling stockholders listed in Schedule I thereto and Morgan Stanley & Co. LLC and BofA Securities, Inc., as representatives of the several underwriters listed in Schedule II thereto (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on August 14, 2024).

CUSIP No. 53190C102	SCHEDULE 13D	Page 8 of 11

5.	Form of Lock-Up Letter, by and among each of the selling stockholders listed in Schedule I to the Underwriting Agreement and Morgan Stanley & Co. LLC and BofA Securities, Inc., as representatives of the several underwriters listed in Schedule II to the Underwriting Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on August 14, 2024).”

CUSIP No. 53190C102	SCHEDULE 13D	Page 9 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2024

TPG GP A, LLC

By:	/s/ Bradford Berenson
Name:	Bradford Berenson
Title:	General Counsel

David Bonderman

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer on behalf of David Bonderman (1)

James G. Coulter

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer on behalf of James G. Coulter (2)

Jon Winkelried

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer on behalf of Jon Winkelried (3)

(1) Gerald Neugebauer is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Bonderman on February 7, 2024 (SEC File No. 001-41617).

(2) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on February 7, 2024 (SEC File No. 001-41617).

(3) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on February 7, 2024 (SEC File No. 001-41617).

CUSIP No. 53190C102	SCHEDULE 13D	Page 10 of 11

SCHEDULE I

Information with Respect to Executive Officers of TPG GP A, LLC. All addresses are c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

James G. Coulter	Executive Chairman
Jon Winkelried	Chief Executive Officer
Jack Weingart	Chief Financial Officer
Todd Sisitsky	President
Anilu Vazquez-Ubarri	Chief Operating Officer
Bradford Berenson	General Counsel
Joann Harris	Chief Compliance Officer
Martin Davidson	Chief Accounting Officer
Steven A. Willmann	Treasurer
Jordan Kolar	Vice President

CUSIP No. 53190C102	SCHEDULE 13D	Page 11 of 11

Exhibit Index

1.	Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG GP A, LLC, TPG Advisors VII, Inc., TPG Advisors VI, Inc., TPG Advisors VI-AIV, Inc., TPG Asia Advisors VI, Inc., David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson dated as of January 18, 2022 (incorporated herein by reference to Exhibit 1 to Amendment No. 4 to Schedule 13D filed by TPG GP A, LLC, David Bonderman, James G. Coulter and Jon Winkelried on January 18, 2022 with respect to the shares of common stock of Allogene Therapeutics, Inc.).

2.	Form of LockUp Agreement by and among certain stockholders and the directors and officers of the Issuer and the Representatives (incorporated by reference to Exhibit A of Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A filed with the Commission on September 29, 2021).

3.	Stockholders Agreement, dated as of October 6, 2021, by and among the Issuer and certain stockholders (incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K filed with the Commission on October 12, 2021).

4.	Underwriting Agreement, dated August 12, 2024 by and among Life Time Group Holdings, Inc., the selling stockholders listed in Schedule I thereto and Morgan Stanley & Co. LLC and BofA Securities, Inc., as representatives of the several underwriters listed in Schedule II thereto (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on August 14, 2024).

5.	Form of Lock-Up Letter, by and among each of the selling stockholders listed in Schedule I to the Underwriting Agreement and Morgan Stanley & Co. LLC and BofA Securities, Inc., as representatives of the several underwriters listed in Schedule II to the Underwriting Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on August 14, 2024).